SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID CNPJ/MF 33.042.730/0001-04

Company Registry NIRE 35300396090

Publicly-Held Company

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional ("Company"), pursuant to article 21-A, paragraph 6, of CVM Instruction 481/2009, as amended, informs its shareholders and Remote Voting Form issued on May 29, 2018 related to the matters of the Annual Shareholders' Meeting to be held on June 29, 2018 (“Remote Voting Form”).

The change in the Remote Voting Form was due to a misclassification in resolution 04 - " Election of 1 (one) effective candidate and its respective alternate to the Fiscal Council, if installed, as indicated by minority shareholders." in the system of B3 S.A. – Brasil, Bolsa Balcão ("B3"), which could affect the shareholder's vote in said matter. Therefore, it was necessary to adjust the Remote Voting Form to the draft automatically generated by B3, without changing the content of the resolutions to be voted.

The Company clarifies: (i) that the votes already granted to the amended resolution will be considered invalid; (ii) the Remote Voting form received by the Company until June 22, 2018 (inclusive) and other instructions related to distance voting may be verified in the Remote Voting Form provided by the Company; and (iii) in order to avoid that the voting instruction can be considered conflicting, it is recommended that the shareholder refer its possible new instruction to the same previously used service provider.

São Paulo, June 05, 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 5, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.